Supplemental Proxy Information:

On May 15, 2002, a special joint meeting of the shareholders of the Fixed Income III and the High Yield II Portfolios was held.
The Following is a summary of the proposal presented and the total number of shares voted:

Proposal

1.To approve an Agreement and Plan of Reorganization for the Fixed Income III and High Yield II Portfolios.

Votes in Favor of Against

Fixed Income III    13,380,569
High Yield II       10,024,666


Votes Against

Fixed Income III   4,058
High Yield II          0